CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 23 to Registration Statement No. 333-82866 of Hartford Life and Annuity Insurance Company Separate Account VL I, on Form N-6, of our report dated April 13, 2012, relating to the statements of assets and liabilities of Hartford Life and Annuity Insurance Company Separate Account VL I as of December 31, 2011, and the related statements of operations for each of the periods presented in the year then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the reference to us under the heading "Experts" in such Statement of Additional Information.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
April 23, 2012